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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Intevac, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
461148 10 8
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 Pages

CUSIP No.	461148 10 8	13G	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80 Pond 1996 Charitable Remainder Unitrust Norman H. Pond as an individual Natalie Pond as an individual

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)*:
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER*:
BENEFICIALLY
OWNED BY		857,885

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER*:

		857,885

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	857,885

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	4.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN, OO

*See explanation in Item 4.

CUSIP No. 461148 10 8	Page 3 of 5 Pages
Item 1.
(a)	Name of Issuer

Intevac, Inc.

(b)	Address of Issuer’s Principal Executive Offices

3560 Bassett Street Santa Clara, CA 95054-2704
Item 2.
(a)	Name of Person Filing

Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80 Pond 1996 Charitable Remainder Unitrust Norman H. Pond as an individual Natalie Pond as an individual

(b)	Address of Principal Business Office or, if none, Residence

11635 Jessica Lane Los Altos, CA 94024

(c)	Citizenship

USA

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

461148 10 8
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person is a:
Not applicable.
Item 4.	Ownership
(a)	Amount Beneficially Owned

857,885*

(b)	Percent of Class

4.2%

CUSIP No. 461148 10 8	Page 4 of 5 Pages
(c)	Number of Shares as to which such person has:
(i)	sole power to vote or to direct the vote: 0
(ii)	shared power to vote or to direct the vote: 857,885*
(iii)	sole power to dispose or direct the disposition of: 0
(iv)	shared power to dispose or direct the disposition of: 857,885*

*	Includes 775,528 shares held in the Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80 and 82,357 shares held in the Pond 1996 Charitable Remainder Unitrust. Shared power held by both trustees in both trusts.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 461148 10 8	Page 5 of 5 Pages
Item 10.	Certification
Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006	Norman Hugh Pond and Natalie Pond Trust DTD 12/23/80

	By:	/s/ Norman H. Pond

Norman H. Pond, Trustee

	By:	/s/ Natalie Pond

Natalie Pond, Trustee

Pond 1996 Charitable Remainder Trust

	By:	/s/ Norman H. Pond

Norman H. Pond, Trustee

	By:	/s/ Natalie Pond

Natalie Pond, Trustee

/s/ Norman H. Pond

Norman H. Pond, individually

/s/ Natalie Pond

Natalie Pond, individually